Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, June 18, 2025

Franco-Nevada Update on Arbitration Proceeding in Panama

Franco-Nevada Corporation (“Franco-Nevada”) (TSX & NYSE:FNV) provides an update regarding its arbitration proceeding related to the Cobre Panama mine. Following engagement with the Government of Panama’s legal counsel, Franco-Nevada has agreed today to suspend its arbitration proceeding. Franco-Nevada had previously filed a request for arbitration under the Canada-Panama Free Trade Agreement to the International Centre for Settlement of Investment Disputes on June 27, 2024.

Franco-Nevada reiterates its hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com